Exhibit 99.1

Caledonia Mining Corporation Plc
Results for the Second Quarter and First Half of 2016
 (TSX: CAL, OTCQX: CALVF, AIM: CMCL)
St Helier, August 11, 2016.  Caledonia Mining Corporation Plc ("Caledonia" or the "Company") announces its operating and financial results for the first half of 2016 ("H1" or the "Half Year") and the second quarter of 2016 ("Q2" or the "Quarter").  All results are reported in United States dollars unless otherwise indicated.  Following the implementation of indigenisation in September 2012, Caledonia owns 49% of the Blanket Mine in Zimbabwe.  Caledonia continues to consolidate Blanket and the operational and the financial information set out below is on a 100% basis unless otherwise indicated.

	Q2 2015	Q2 2016	H1 2015	H1 2016	Comment
Gold produced (oz)	10,401	12,510	20,360	23,332	Higher gold production due to increased tonnes mined and milled and higher grade
On-mine cost ($/oz)[1]	720	629	718	658	Cost per ounce falls as fixed costs are spread across higher production and sales ounces
All-in Sustaining Cost ($/oz) ("AISC")	1,030	936	1,007	943	Lower cost per ounce due to lower on-mine cost per ounce, offset by higher royalty cost due to the higher gold price
Average realised gold price ($/oz)	1,173	1,252	1,186	1,211	Higher realised price reflects the higher prevailing gold price
Gross profit ($'000)[2]	3,252	5,936	7,000	9,824	Higher gross profit due to higher production and sales, higher realised gold price and lower average costs per ounce
Net profit attributable to shareholders ($'000)	266	3,607	1,522	4,150	Higher attributable profit due to increased gross profit and the profit arising on the sale of the treasury bills
Adjusted basic earnings per share ("EPS")[3] (cents)	1.5	6.1	4.1	8.6	Higher adjusted earnings per share excludes the sale of the treasury bills and deferred tax
Net cash and cash equivalents ($'000)	19,170	10,581	19,170	10,581	Net cash increased in the quarter, but is lower than June 30, 2015 due to high levels of capital investment
Cash from operating activities ($'000)	1,853	7,215	3,186	8,964	Increase in operating cash flows reflects the higher sales volumes and gold price and lower average costs of production
____________________
1 "On-Mine Cost per ounce", "AISC" and "average realised gold price" are non-IFRS measures and are explained in Section 10 of the MD&A
2 Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses.
3 Adjusted EPS is a non-IFRS measure which aims to reflect Caledonia's ordinary trading performance and is discussed in Section 10 of the MD&A

Head and Registered Office: Caledonia Mining Corporation Plc
43/45 La Motte Street, St Helier, Jersey, Channel Islands, JE4 8SD
info@caledoniamining.com  |  | www.caledoniamining.com

3996682.1 C5501.J41218

Commenting on the results for the quarter and half year to June 30, 2016, Steve Curtis, Caledonia's President and Chief Executive Officer said:

"The results for the second quarter represent a substantial improvement on previous quarters as we begin to see the benefits of the continued investment at Blanket and as a result of the improved gold price.  Adjusted earnings per share in the second quarter were 144 per cent higher than quarter 1 of 2016 and over 300 per cent higher than in the second quarter of 2015. Caledonia remains confident of meeting market expectations for the remainder of 2016.

"A new production record was largely the result of improved underground logistics and increased mine flexibility as a result of the implementation of the Revised Investment Plan at Blanket Mine.  This achievement is a testament to the hard work of the management and employees at Blanket Mine and the technical team at Caledonia over the last 18 months.

"Gold production in the quarter was 15.6 per cent higher than the first quarter of 2016 due to the increased tonnes mined and milled and the improved grade. The average feed grade in the quarter was 3.47 grammes per tonne compared to 3.16 grammes per tonne in quarter 1 and 3.25 grammes per tonne in 2015.  The higher grade was as planned and reflects the commencement of production from the AR South and Blanket ore bodies below 750 meters.  In future quarters I expect the grade will improve towards 4 grammes per tonne as production from higher grade, deeper ore bodies increases.

"Our increased confidence in the future financial performance of the group is reflected in the increase in Caledonia's dividend.  With effect from the end of July 2016,Caledonia's dividend has increased by 22 per cent from 1.125 cents per quarter to 1.375 cents per quarter.  Caledonia's dividend remains sustainable with dividend cover for the quarter of over 4 times earnings and 10 times operating cash flow.

 "Higher production results in a lower average cost per ounce as fixed costs are spread over more production ounces.  The All-In Sustaining cost for the quarter was $936 per ounce - 9.5 per cent lower than the comparable quarter of 2015.  Costs at Blanket and Caledonia remain well-controlled and I expect to see further reductions in the average cost per ounce as production increases in terms of the production plan.

"Improved profitability was also reflected in Caledonia's improved cash position.  At June 30, 2016 Caledonia had cash of $10.6 million and no debt, compared to net cash of $8.8 million at March 31, 2016.  In early August 2016, Blanket re-commenced dividend payments after approximately 18 months during which dividends were suspended so that it could re-invest its operating cash flows in terms of the Revised Investment Plan.  The resumption of dividend payments by Blanket will further enhance Caledonia's cash position and also means Blanket's indigenous shareholders will participate in Blanket's improved financial performance.

 "We have increased our focus on exploration and resource development which has resulted in regular resource updates.  I am confident that the life of mine will be further supplemented by resource additions and upgrades.

"A huge amount has been achieved at the Central Shaft since work commenced in late 2014:  the sinking head gear has been installed and commissioned and the main sinking phase has commenced.  Completion of the Central Shaft remains on track for mid-2018 with the shaft depth currently standing at 170m. The completed shaft down to a level of 1,080m will establish Blanket as a large, low cost operation with excellent prospects to extend the existing mine life.

"2016 has been a transformational year for Caledonia and Blanket to date and I look forward to providing further updates to the market as the year progresses."

Strategy and Outlook
Caledonia's strategic focus continues to be the implementation of the Revised Investment Plan at Blanket, which was announced in November 2014 and is expected to extend the life of mine by providing access to deeper levels for production and further exploration.  Implementation of the Revised Investment Plan remains on target in terms of timing and cost.  Caledonia's board and management believe the successful implementation of the Revised Investment Plan is in the best interests of all stakeholders because it is expected to result in increased production, reduced operating costs and greater flexibility to undertake further exploration and development, thereby safeguarding and enhancing Blanket's long term future.  Caledonia's cash position is expected to improve as a result of the implementation of the Revised Investment Plan; Caledonia will continue to assess new opportunities to invest surplus cash.

Dividend Policy
On November 25, 2013 Caledonia announced a dividend policy in terms of which it paid a dividend of 6 Canadian cents per share in 2014, split into 4 equal quarterly payments of 1.5 Canadian cents per share.  The first quarterly dividend was paid on January 31, 2014 and subsequent quarterly dividends were paid thereafter.
Following the announcement on December 16, 2015 that henceforth Caledonia will report its financial results in United States Dollars, the quarterly dividends that were paid at the end of January and April 2016 were declared and denominated in United States Dollars as 1.125 United States cents.
On July 5, 2016 Caledonia announced a quarterly dividend of 1.375 United States cents per share, or 5.5 United States cents per annum.  The increased dividend represents Caledonia's revised dividend policy following the success of the revised mine plan.  It is currently envisaged that the dividend of 5.5 United States cents per annum will be maintained.

Hedging
In February 2016, the Company entered into a derivative contract in respect of 15,000 ounces of gold over a period of 6 months and accordingly, the contract expired in July 2016.  The contract protected the Company if the gold price fell below $1,050 per ounce but gave Caledonia full participation if the price of gold exceeded $1,079 per ounce. The derivative contract was entered into by the Company for economic hedging purposes and not as a speculative investment.
The derivative financial liability was measured at fair value and resulted in an expense of $435,000 (being the maximum economic exposure arising from the contract) which was included in profit or loss for Q1 2016. Of the $435,000 expense recognised in Q1 2016, $145,000 was realised as at March 31, 2016 and $236,000 was realised in Q2 2016. The Company settled the expense with the $435,000 margin call deposited with the hedge counter-party.   Blanket continues to sell all of its gold production to Fidelity Printers and Refiners Ltd ("Fidelity"), as required by Zimbabwean legislation, and receives the spot price of gold less an early settlement discount of 1.25%.

Exploration
There has been an increased focus on exploration and resource development at Blanket Mine for several quarters which is now beginning to bear fruit.  As reported in the previous quarter, new drilling machines have been acquired and commissioned as a result of which the meters of diamond drilling has approximately doubled to 6,100 per quarter.  On July 27, 2016 Caledonia announced that 343,000 tonnes of ore at a grade of 5.19g/t had been upgraded from inferred resource to indicated resource and 1.2 million tonnes of new inferred resource at a grade of 5.00g/t had also been added to inventory.

Director and Management Appointments
On July 26, 2016 Caledonia announced the appointment of John McGloin as an independent non-executive director and Maurice Mason as Vice President Investor Relations and Corporate Development.
In addition to his recent and relevant experience as an executive in the mining industry, Mr McGloin's appointment will support Caledonia's increased focus on exploration and resource development and will enhance Caledonia's access to institutional investors.
Mr Mason will take over the day-to-day responsibility for Investor Relations and Corporate Development from Mr Learmonth, who, since November 2014 had combined this role with that of Chief Financial Officer.

Sale of Treasury Bills
On May 16, 2016 the Company announced that Blanket Mine had sold treasury bills ("Bills") issued by the Government of Zimbabwe for a gross value of approximately $3.2 million.  The Bills were issued to Blanket in 2015 and replaced the Special Tradeable Gold Bonds ("Bonds") which were issued to Blanket in 2009 as part consideration for gold sales that were made by Blanket in 2008 under the terms of the sales mechanism that existed at that time for Zimbabwean gold producers.   The Bonds were fully written down in a previous accounting period, and the impairment value was applied as a deduction from Blanket's taxable income.  The gross sales proceeds are treated as income in the Quarter and the income was subject to Zimbabwean income tax at 25.75%.  The net proceeds are deducted for the purposes of calculating adjusted earnings per share4

4 Adjusted earnings per share is a non-IFRS measure which aims to reflect Caledonia's ordinary trading performance. Refer to Section 10 of the MD&A for a discussion of non-IFRS measures

Conference Call
A presentation of the results for the Quarter and Half Year to June 30 2016 and the outlook for Caledonia is available on Caledonia's website (www.caledoniamining.com).  Management will host a "Question and Answer" call at 5pm British Summer time on August 15, 2016.   Details for the call are as follows:
Date:  August 15, 2015
Time: 1700 London /1800 Johannesburg, Zurich, Frankfurt /Noon Toronto, New York
Conference Details

Conference Name:	Caledonia Mining Q2 Results

Conference Password:	Caledonia

Dial in numbers:

Canada Toll Free	1 800 608 0547

Germany Toll Free	0800 673 7932

Standard International Access	+44 (0) 20 3003 2666

Switzerland Toll Free	0800 800 038

UK Toll Free	0808 109 0700

USA Toll Free	1 866 966 5335

About Caledonia Mining
Following the implementation of indigenisation in Zimbabwe, Caledonia's primary asset is a 49 per cent interest in an operating gold mine in Zimbabwe ("Blanket").  Caledonia's shares are listed in Canada on the Toronto Stock Exchange as "CAL", on London's AIM as "CMCL" and are also traded on the American OTCQX as "CALVF".
At 30 June, 2016, Caledonia had net cash of US $10.6 million.  Blanket plans to increase production from 42,800 ounces in 2015 to approximately 80,000 ounces in 2021; Blanket's target production for 2016 is approximately 50,000 ounces.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 or +27 11 447 2499 Tel: +44 759 078 1139
WH Ireland Adrian Hadden/Nick Prowting	Tel: +44 20 7220 1751
Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204
Note:  This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are "forward-looking information" within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia's current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "target", "intend", "estimate", "could", "should", "may" and "will" or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company's title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income (Unaudited) ($'000's)
	3 months ended June 30		6 months ended June 30
	2015	2016	2015	2016
Revenue	12,212	15,681	25,128	29,104
Royalty	(611)	(785)	(1,258)	(1,457)
Production costs	(7,515)	(8,081)	(15,198)	(16,123)
Depreciation	(834)	(879)	(1,672)	(1,700)
Gross profit	3,252	5,936	7,000	9,824
Other income	15	17	23	74
Administrative expenses	(1,889)	(1,799)	(3,519)	(3,236)
Foreign exchange gain/(loss)	114	(228)	619	(200)
Share based payment expense	-	(159)	-	(250)
Sale of Blanket Mine treasury bills	-	3,203	-	3,203
Margin call on gold hedge	-	-	-	(435)
Operating profit	1,492	6,970	4,123	8,980
Net finance cost	(34)	(53)	(70)	(89)
Profit before tax	1,458	6,917	4,053	8,891
Tax expense	(986)	(2,381)	(1,954)	(3,507)
Profit for the period	472	4,536	2,099	5,384

Other comprehensive income/(loss)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	(218)	(131)	(548)	(27)
Total comprehensive income for the period	254	4,405	1,551	5,357

Profit attributable to:
Shareholders of the Company	266	3,607	1,522	4,150
Non-controlling interests	206	929	577	1,234
Profit for the period	472	4,536	2,099	5,384

Total comprehensive income attributable to:
Shareholders of the Company	48	3,476	974	4,123
Non-controlling interests	206	929	577	1,234
Total comprehensive income for the period	254	4,405	1,551	5,357

Earnings per share (cents)
Basic	0.4	6.7	2.7	7.7
Diluted	0.4	6.7	2.7	7.7
Adjusted earnings per share (cents)
Basic	1.5	6.1	4.1	8.6

Condensed Consolidated Statement of Cash Flows (unaudited) ($'000's)
	For the 3 months ended June 30		For the 6 months ended June 30
	2015	2016	2015	2016
Cash flows from operating activities
Cash generated by operating activities	2,096	7,902	3,874	9,835
Net interest paid	(24)	(54)	(49)	(90)
Tax paid	(219)	(633)	(639)	(781)
Net cash from operating activities	1,853	7,215	3,186	8,964

Cash flows from investing activities
Acquisition of Property, plant and equipment	(2,689)	(4,926)	(5,800)	(8,230)
Proceeds from property, plant and equipment	-	3	-	59
Net cash used in investing activities	(2,689)	(4,923)	(5,800)	(8,171)

Cash flows from financing activities
Dividends paid	(634)	(599)	(1,298)	(1,197)
Share issues	-	47	-	105
Net cash used in financing activities	(634)	(552)	(1,298)	(1,092)

Net (decrease)/increase in cash and cash equivalents	(1,470)	1,740	(3,912)	(299)
Cash and cash equivalents at beginning of the period (net of overdraft)	20,640	8,841	23,082	10,880
Cash and cash equivalents at end of the period (net of overdraft)	19,170	10,581	19,170	10,581

Consolidated Statements of Financial Position (unaudited)
($'000's)
As at	December 31 2015	June 30 2016
Total non-current assets	49,276	55,817
Inventories	6,091	6,440
Prepayments	667	457
Income tax receivable	397	233
Trade and other receivables	3,839	5,134
Cash and cash equivalents	12,568	10,581
Total assets	72,838	78,662
Total non-current liabilities	14,080	16,899
Trade and other payables	6,656	7,035
Income taxes payable	53	102
Bank overdraft	1,688	-
Total liabilities	22,477	24,036
Equity attributable to shareholders	48,857	51,888
Non-controlling interests	1,504	2,738
Total equity	50,361	54,626
Total equity and liabilities	72,838	78,662